Exhibit 99.1

UNGAVA MINES INC.	October 2, 2008
For Immediate Release	Issued and Outstanding: 94,078,976 Common Shares

Ungava Mines Inc.: Quebec Litigation Update

Toronto, Canada (October 2, 2008) – Ungava Mines Inc. (OTCBB: UGVMF) (the “Corporation”) advises that on advice of Counsel, Ungava Mineral Exploration Inc., “UMEI”, the Corporation’s Quebec subsidiary, is seeking leave to appeal to the Supreme Court of Canada from the recent Quebec Court of Appeal Decision upholding a ruling dismissing its Amended and Particularized Motion to Institute Proceedings as against Glenn Mullan and Bruce Durham for reasons of Res Judicata. While there can be no assurance that such leave will be granted, serious grounds have been raised for the Supreme Court to consider.

Regarding the pending arbitration proceeding with Canadian Royalties Inc. to which the Corporation’s parent, Nearctic Nickel Mines Inc. and UMEI are parties, the Superior Court of Quebec has been seized of certain procedural issues that require determination. No date has been set for a hearing.

For further information, contact:

Glen Erikson
President
Ungava Mines Inc.
Telephone No: (905) 274-3164

Caution Concerning Forward-Looking Statements
The information in this news release includes certain information and statements about management's view of future events, expectations, plans and prospects that constitute forward looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. Because of these risks and uncertainties and as a result of a variety of factors, the actual results, expectations, achievements or performance may differ materially from those anticipated and indicated by these forward looking statements. Although Ungava Mines Inc. believes that the expectations reflected in forward looking statements are reasonable, it can give no assurances that the expectations of any forward looking statements will prove to be correct. Except as may be required by applicable securities laws, Ungava Mines Inc. disclaims any intention and assumes no obligation to update or revise any forward looking statements to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward looking statements or otherwise.